EXHIBIT 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended March 31, 2004	Fiscal Years Ended June 30,
		2003	2002	2001	2000
Pretax income from continuing operations	$156,594	$162,545	$152,676	$177,206	$177,055
Distribution of earnings from unconsolidated affiliates	4,496	7,088	639	527	4,220
Fixed charges	36,268	47,459	50,459	64,553	57,907

Earnings	$197,358	$217,092	$203,774	$242,286	$239,182

Interest	$35,032	$45,270	$47,831	$61,576	$56,869
Interest Capitalized	449	1,957	610
Amortization of premiums and other	1,236	2,189	2,628	2,977	1,038

Fixed Charges	$36,717	$49,416	$51,069	$64,553	$57,907

Ratio of Earnings to Fixed Charges	5.38	4.39	3.99	3.75	4.13